January 25, 2011

Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group, Inc.
1130 Sherbrooke Street West, 7th Floor
Montreal, Quebec
Canada H3A 2M8

Re: **CGI Group, Inc.**
Form 40-F for the year ended September 30, 2010
Filed on December 23, 2010
File No. 000-29716

Dear Mr. R. David Anderson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 40-F FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 43

1.   We note that your auditor, Ernst & Young, LLP, in its audit report have made
        reference to the report of "other auditors" dated November 8, 2009 as it relates to
        the financial statements for the years ended September 30, 2009 and 2008.
        Please revise your filing to include this report.   Reference is made to Rule 2-05 of
        Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if
you have any questions.

                                                Sincerely,

                                                Daniel L. Gordon
                                                Branch Chief